Exhibit 99.2
IMPORTANT NOTICE

By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement on Form F-4 which was declared effective by the SEC on November 20, 2020 because it contains important information relating to the proposed transaction. The registration statement on Form F-4 filed with the SEC on July 24, 2020, as amended, was declared effective on November 20, 2020. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.

FCA announces conditional special cash distribution

Fiat Chrysler Automobiles NV (NYSE: FCAU / MTA: FCA) announced today that its Board of Directors has declared a conditional special cash distribution of €1.84 per common share corresponding to a total distribution of approximately €2.9 billion (the “cash distribution”), payable to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021.

FCA and Peugeot S.A. (“Groupe PSA”) announced today that they expect to complete their proposed merger on Saturday, January 16, 2021. Payment of the cash distribution is conditioned upon the further announcement that all required corporate steps in preparation for completion of the merger have been taken and that the cash distribution has become unconditional, which is expected to occur by Wednesday, January 13, 2021. Absent such announcement, no cash distribution will be payable.

If the cash distribution becomes unconditional as described above, the expected calendar for the cash distribution for both the New York Stock Exchange (“NYSE”) and the Mercato Telematico Azionario (“MTA”) will be as follows: (i) ex-date on Thursday, January 14, 2021; and (ii) record date on Friday, January 15, 2021. The cash distribution is expected to be paid as soon as practicable after the closing of the merger, and FCA will announce publicly the payment date in due course.

In order to ensure the coordination of the settlement on the NYSE and MTA of the cash distribution to be paid to FCA shareholders who are entitled thereto ahead of the merger, the ex-date and record date are expected to occur outside of Borsa Italiana’s usual settlement calendar, as agreed with Borsa Italiana.

While payment of the cash distribution will occur after closing of the merger, for the avoidance of doubt, no cash distribution will be payable with respect to shares of Stellantis issued to former shareholders of Groupe PSA upon effectiveness of the merger, or to any shareholder purchasing Stellantis shares after effectiveness of the merger.

London, January 4, 2021

For further information:
tel.: +39 (011) 00 31111
Email: mediarelations@fcagroup.com
www.fcagroup.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the SEC (including the registration statement on Form F-4 filed with the SEC on July 24, 2020, as amended, which was declared effective on November 20,2020), the AFM and CONSOB and PSA’s filings with the AMF.